UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

VIELA BIO, INC.

(Name of Subject Company)

VIELA BIO, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Zhengbin (Bing) Yao, Ph.D.

Chairman, President and Chief Executive Officer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gardella

John T. Rudy

Matthew W. Tikonoff

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Viela Bio, Inc., a Delaware corporation (“Viela” or the “Company”), with the Securities and Exchange Commission on February 12, 2021 (as amended or supplemented from time to time “Schedule 14D-9”), relating to the offer by Teiripic Merger Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Horizon Therapeutics” or “Ultimate Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $53.00 per Company Share, net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3 of the Schedule 14D-9 entitled “Potential for Future Arrangements” is hereby amended as follows:

On page 12, the following paragraphs are added as new paragraphs between the second and third paragraphs:

In addition, following the execution of the Merger Agreement, Parent entered into a consulting agreement on March 11, 2021 with each of Mitchell Chan, William Ragatz and Jim Kastenmayer, the effectiveness of which is conditioned on the consummation of the Merger. If the Merger is consummated, the consulting agreements each provide for a three-month term commencing on the Effective Date, subject to earlier termination for convenience or breach. Pursuant to the terms of the consulting agreements, each of Messrs. Chan, Ragatz and Kastenmayer will support the integration of the Company into Parent. Parent will pay each of them at a rate of $22,500 per month. The foregoing summary description of the consulting agreements is qualified in its entirety by reference to such consulting agreements, which have been filed as Exhibits (e)(16), (e)(17) and (e)(18) to this Schedule 14D-9 and are incorporated herein by reference. Each of Messrs. Chan, Ragatz and Kastenmayer is expected to terminate employment due to his resignation for Good Reason at the Effective Time, and will be entitled to certain severance payments as described in this Item 3 under the heading “—Arrangements with Current Executive Officers and Directors of the Company.”

Following the execution of the Merger Agreement, Horizon Therapeutics extended on March 4, 2021 and entered into on March 10, 2021 an employment offer letter with Jörn Drappa, M.D., Ph.D., the effectiveness of which is conditioned on the consummation of the Merger. If the Merger is consummated, the offer letter provides that commencing on the Effective Date, Dr. Drappa will serve as Horizon Therapeutics’ Executive Vice President, Research and Development, reporting to Horizon Therapeutics’ President and Chief Executive Officer. Dr. Drappa will receive an annual base salary of $575,000 and will be eligible for an annual bonus with a target bonus of 60% of his base salary. Horizon Therapeutics, subject to approval of its compensation committee, will also award Dr. Drappa a restricted stock unit award having a fair value of $1,800,000 on the award date (the “RSU Award”). The RSU Award will vest as to one third of the total number of units subject to the award on each of the first three anniversaries of the grant date. If Horizon Therapeutics terminates Dr. Drappa without cause or Dr. Drappa resigns his employment for any reason within 24 months following the Effective Date, then Dr. Drappa will be entitled to certain severance payments as described in this Item 3 under the heading “—Arrangements with Current Executive Officers and Directors of the Company.” In addition, provided Dr. Drappa has achieved certain performance metrics mutually agreed between Horizon Therapeutics and him as of the date his employment terminates, at least 50% of the units subject to the RSU Award will vest if the termination is effective within six to 12 months of the Effective Date and 100% of the units subject to the RSU Award will vest if the termination is effective after 12 months. The foregoing summary description of Dr. Drappa’s employment offer letter is qualified in its entirety by reference to such employment offer letter, which has been filed as Exhibit (e)(19) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9. Exhibits.

The subsection of Item 9 of the Schedule 14D-9 entitled “Exhibits” is hereby amended as follows:

Item 9 of the Schedule 14D-9 is hereby amended by adding exhibits (e)(16), (e)(17), (e)(18) and (e)(19):

(e)(16) Consulting Agreement by and between Horizon Therapeutics USA, Inc. and Mitchell Chan, dated March 11, 2021.

(e)(17) Consulting Agreement by and between Horizon Therapeutics USA, Inc. and William Ragatz, dated March 11, 2021.

(e)(18) Consulting Agreement by and between Horizon Therapeutics USA, Inc. and Jim Kastenmayer, dated March 11, 2021.

(e)(19) Employment Offer Letter by and between Horizon Therapeutics and Jörn Drappa, M.D., Ph.D., dated March 10, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viela Bio, Inc.

By:	/s/ Mitchell Chan
	Name:	Mitchell Chan
	Title:	Chief Financial Officer

Dated: March 12, 2021